UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NextNav Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65345N106

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	65345N106	Page 2 of 5 Pages
1		NAME OF REPORTING PERSON CCUR Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,946,739(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,946,739(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,946,739(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%(2)
12		TYPE OF REPORTING PERSON
CO

(1)	Represents (i) 2,406,231 shares of common stock, par value $0.0001 per share (“Issuer Common Stock”), of NextNav Inc. (the “Issuer”) and (ii) 2,540,508 warrants that are exercisable for 2,540,508 shares of Issuer Common Stock issuable upon the exercise or conversion of warrants (the “Convertible Shares”).
(2)	The percentage reported in this Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is based upon the deemed to be outstanding shares of Issuer Common Stock pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3(d)(1)”), which includes (i) 110,157,410 shares of Issuer Common Stock issued and outstanding as of November 30, 2023 (according to the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (“Form S-3/A”) as filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2023) plus (ii) the 2,540,508 Convertible Shares, although the Convertible Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides CCUR Holdings, Inc. (the “Reporting Person”).

Item 1(a).	Name of Issuer

NextNav Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

1775 Tysons Blvd., 5th Floor

McLean, Virginia 22102

Item 2(a).	Name of Person(s) Filing

CCUR Holdings, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence

3800 N Lamar Blvd

Suite 200

Austin, Texas 78756

Item 2(c).	Citizenship

Delaware

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share (the “Issuer Common Stock”)

Item 2(e).	CUSIP Number

65345N106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page, footnotes 1 and 2, for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person.

The percentage reported in this Amendment No. 2 is based upon the deemed to be outstanding shares of Issuer Common Stock pursuant to Rule 13d-3(d)(1), which includes (i) 110,157,410 shares of Issuer Common Stock issued and outstanding as of November 30, 2023 (according to the Form S-3/A as filed with the SEC on December 12, 2023) plus (ii) the 2,540,508 Convertible Shares, although the Convertible Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

CCUR HOLDINGS, INC.

By:	/s/ Igor Volshteyn
Name:	Igor Volshteyn
Title:	CEO